May 22, 2007
Via Electronic Submission
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549

Attention:	Jim B. Rosenberg, Senior Assistant Chief Accountant

Re:	Alkermes, Inc. Form 10-K for the Year Ended March 31, 2006 Filed June 14, 2006 File No. 001-14131
Dear Mr. Rosenberg:
     This letter is being furnished in response to a telephone call on May 16, 2007 from Ms. Kei Ino, Staff Accountant at the United States Securities and Exchange Commission (the “Commission”) to Alkermes, Inc. (“Alkermes” or the “Company”), concerning the Company’s response letter dated May 4, 2007 with respect to the Company’s Annual Report on Form 10-K for the year ended March 31, 2006 (the “2006 Form 10-K”). The response set forth below has been organized in the same manner in which the Commission’s comments were organized in the telephone message. Defined terms used in this response that are not defined in this letter have the meaning given to them in the Company’s May 4, 2007 response letter.
Form 10-K — March 31, 2006
Financial Statements
Revenue Recognition, page F-7
Revenue Recognition Related to the License and Collaboration Agreement and Supply Agreement with Cephalon, page F-7
Comment 1
1.	Please provide the following additional discussion as it relates to the deliverable that you are calling “the net loss on products.”
a.	Explain to us what consideration you gave as to which literature was applicable as higher guidance between FAS 68 and EITF 00-21, as it relates to this apparent obligation to spend a portion of these upfront payments and milestone to fund these initial losses. Include your analysis of the actual applicability of FAS 68 to these obligations.

Securities and Exchange Commission
Mr. Jim B. Rosenberg
May 22, 2007

b.	It appears that this deliverable is actually the completion of development of this product; as such please include a more detailed discussion of your determination that this has a stand alone value as it relates to the license and visa versa.

c.	Include how you determined that the fair value of the completion of these services would be the actual costs incurred given that if you were to pay someone else to perform these services, they would not perform them for cost.
Response 1
Explain to us what consideration you gave as to which literature was applicable as higher guidance between FAS 68 and EITF 00-21, as it relates to this apparent obligation to spend a portion of these upfront payments and milestone to fund these initial losses. Include your analysis of the actual applicability of FAS 68 to these obligations.
1.a.   The Company considers the guidance provided in EITF 00-21 the most relevant with respect to the Company’s obligation to fund the net losses on the Product. At the time the Agreements were signed, the Company spent considerable effort researching the available literature and concluded that EITF 00-21, and example 6 within EITF 00-21 in particular, provided the clearest guidance as to revenue recognition relevant to a collaboration agreement with multiple deliverables in the biotechnology industry. In addition, EITF 00-21 by its terms “applies to all deliverables (that is, products, services, or rights to use assets) within contractually binding arrangements ... under which a vendor will perform multiple revenue-generating activities.” The Company considers its collaboration with Cephalon a single arrangement under which the Company performs multiple revenue-generating activities.
         Since the inception of the arrangement, the Company has considered EITF 00-21 the applicable guidance for this arrangement and has disclosed in its public filings its application of EITF 00-21 to the arrangement. However, although the Company concluded that EITF 00-21 was the most appropriate guidance, the Company appreciates that the accounting for collaborative arrangements is complex, especially given the unique nature of features that can sometimes be found within such arrangements, and consequently the Company considered other available guidance before coming to this conclusion. Specifically in its response dated May 4, 2007, the Company referred to the potential applicability of SFAS No. 68 to this arrangement. The Company does not believe that SFAS No. 68 is as applicable as EITF 00-21, and used the analogy principally to point out that even under an alternative approach following SFAS No. 68, the net financial result was substantially similar to that obtained following EITF 00-21.

Securities and Exchange Commission
Mr. Jim B. Rosenberg
May 22, 2007

     The Company does not consider SFAS No. 68 as applicable to the arrangement as EITF 00-21 for the following reasons: (i) SFAS No. 68 relates specifically to Research and Development Arrangements and, while development activities are included within the scope of the arrangement, at the time the Agreements were signed, the Product was in a very late stage of development (an FDA acceptance letter had been received and the companies fully anticipated at the date of signing the Agreements that FDA approval would be received) and, consequently, the Company considered its arrangement with Cephalon to be more focused on the supply and commercialization of VIVITROL. Only $19.8 million of expenses were incurred by the Company to complete development of VIVITROL (which were consistent with the amount Cephalon agreed to pay upfront as discussed below), and as discussed below the majority of these activities related to regulatory interactions and the validation of the manufacturing infrastructure; (ii) SFAS No. 68 refers to the obligation to repay funds. Both milestone payments that the Company has received from Cephalon were non-refundable; (iii) the $124.6 million in net losses that the Company has agreed to fund are calculated based on “Shared Expenses” (as defined in the Agreements), some of which are initially incurred by the Company and some of which are initially incurred by Cephalon, making the analogy to SFAS No. 68 imperfect as SFAS No. 68 contemplates payments back to the funding party; and (iv) the Company does not believe the application of SFAS No. 68 would provide the reader of its financial statements with a clear understanding of its underlying business.
     The Company commonly provides services to its collaborative partners for which the collaborative partners pay the Company. Payment is based on negotiated full-time equivalent employee (“FTE”) rates, designed to cover all costs incurred, including overhead, as well as reimbursement for any third-party expenses incurred by the Company in providing these services. Consequently, the Company’s income statement reflects expenses incurred on its collaborative programs, with an offsetting revenue stream. This accounting is also consistent with that applied by other companies within the biotechnology industry that provide similar services (e.g., Regeneron Pharmaceuticals, Medarex, and Nektar Therapeutics), is easily understood by our investors and clearly follows the accounting principle of matching revenue with associated expenses.
     If the Company’s accounting were governed by SFAS No. 68, the Company believes that a liability for the $124.6 million would be recorded initially and that the $124.6 million in Shared Expenses that the Company must fund would then be netted against the liability as they are incurred, and consequently would never be reported within the income statement. It is the Company’s belief that this accounting would not provide the reader of its financial statements with a true picture of the Company’s underlying cost structure and would obfuscate for its investors the true cost and infrastructure employed to provide services to its partners. Furthermore, the SFAS No. 68 approach would not be consistent with the revenue recognition policy applied to what are essentially the same type of services in the rest of the Company’s business.

Securities and Exchange Commission
Mr. Jim B. Rosenberg
May 22, 2007

     The Company believes it is important to note that the prepayment of both the net losses and the final development activities to be conducted by the Company was specifically negotiated by Cephalon. This is important, because without this prepayment, the Company would have incurred expenses as it performed the services and recognized an offsetting amount of revenue as Cephalon paid for these services. Indeed, the other companies that were negotiating for the license planned to pay for services as they were performed or to perform some or all of the services required themselves. Payment at cost for the Company’s services is consistent with the Company’s business model and with the arrangements the Company has entered into with other partners in which it retains some product rights or has the right to receive additional compensation. The Company does not believe the timing of the payment for these services (i.e. prepayment as opposed to payment on an ongoing basis) should change the revenue recognition for this element.
     It appears that this deliverable is actually the completion of development of this product; as such please include a more detailed discussion of your determination that this has a stand alone value as it relates to the license and visa versa.
1.b.    The Company does not consider the funding of the net loss on Products to be the completion of development of the Product. While $19.8 million of expenses were incurred by the Company in the completion of VIVITROL development, the majority of the deliverable, $124.6 million, relates to the funding of commercialization activities by both parties, further development activities by the Company (e.g. work on additional indications and improved manufacturing yields) and gross margin earned on the Product by Cephalon.
     Cephalon paid the Company $160 million upon signing the Agreements. This amount was negotiated between the parties and took into consideration the Company’s obligations to fund the first $120 million of net product losses (later increased to $124.6 million) and also to finish development of the Product ($19.8 million). The Company considers that both of these obligations had stand-alone value as relates to the license.
     The remaining development activities (interactions with the FDA regarding questions about the NDA, negotiation of a final product label and the validation, review and inspection of the manufacturing line), clearly had value to Cephalon as they factored into the negotiated up-front payment. However, the license granting Cephalon the right to distribute the Product, as it existed at the time the Agreements were signed, also had stand-alone value to Cephalon. While the Company performed the additional development activities, those activities could have been performed by any number of third party entities – indeed the Company did work with outside consultants and even outsourced some of these activities. Further, during negotiations with Cephalon and others regarding a VIVITROL collaboration, several potential partners, including Cephalon, considered completing the development activities themselves as a viable option. The Company’s involvement in those activities was a matter of negotiation, not

Securities and Exchange Commission
Mr. Jim B. Rosenberg
May 22, 2007

necessity.
     With respect to the Company’s obligation to fund the net losses, this clearly had value to Cephalon as it factored into the negotiated up-front payment. While the Company did perform certain services under this obligation, and has been reimbursing Cephalon for the net losses Cephalon has incurred, these activities could have been performed by a third party entity. In fact, other of the companies who bid on the rights to commercialize VIVITROL anticipated performing these services themselves. Moreover, none of the services that were provided by the Company contributed to the intellectual property for the Product that was licensed to Cephalon. Again, the Company believes this is clear evidence of the stand-alone nature of this obligation.
     Just as the Company’s obligations to perform further development and to fund net losses had stand alone value as they relate to the license, the license had stand-alone value as relates to these elements. In the biotechnology industry, licenses to products are granted at all stages of a product’s lifecycle. Sometimes the company that receives the license may choose to perform the necessary development to bring the product to the market itself and sometimes it may elect to contract with the licensor or another third party to do so. But in each case, licensees in this industry commonly pay for such licenses, demonstrating that for them the license has stand-alone value separate and apart from the value of the development activities that may subsequently need to be performed to permit commercialization of the product. Of course, a license of a product that has received FDA approval or has been accepted by the FDA for review has greater value than a license of a product that is at an earlier state of development.
     In the arrangement with Cephalon, Cephalon paid the Company for performing further development and funding net losses and it also paid the Company for the license granted. In granting the VIVITROL license to Cephalon the Company did not guarantee that the Product would receive FDA approval. Had the development and other activities conducted with respect to VIVITROL not resulted in FDA approval of the Product, Cephalon would have continued to hold a license for VIVITROL. This license had value separate and apart from the services provided and the obligation to fund the net losses on the Product.
Include how you determined that the fair value of the completion of these services would be the actual costs incurred given that if you were to pay someone else to perform these services, they would not perform them for cost
1.c       Alkermes is a drug delivery company. Its business model is similar to that of other companies in its industry, and is based on partnering its technologies with pharmaceutical and biotechnology companies, and having its partners pay for services it provides using an FTE rate model, which it believes represents vendor specific objective evidence of the value of these services and is consistent with how other companies in its industry provide such services. However, the Company and others in its industry only

Securities and Exchange Commission
Mr. Jim B. Rosenberg
May 22, 2007

provide these services at cost because doing so helps them earn milestones and ultimately royalty payments on the products that are being developed. The Company’s partnerships with Johnson & Johnson, Eli Lilly and Company, Amylin Pharmaceuticals, Inc. and others follow this pattern.
     When the Company partnered VIVITROL with Cephalon its business obligations followed this pattern as well. The Company provides development, commercialization and manufacturing services to Cephalon and shares profits in lieu of receiving a royalty on ultimate sales. As the Company applied EITF 00-21 to the transaction it looked at the arrangement from Cephalon’s perspective and saw the same value that each of its other partners receive: a cost recovery element for services the Company is obligated to provide, a manufacturing element, and finally a license element for the right Cephalon bought to sell the Product. The accounting elements the Company chose for this arrangement match the Company’s business model and that of other companies in the drug delivery field, and they match the work and expense the Company incurs such that its business remains as transparent to its investors as possible.
     The Company determined that the fair value of the development services it performed to complete development of VIVITROL was the actual cost, measured as the FTE rate for services performed and other direct costs incurred, based on its understanding of the guidance in EITF 00-21, and in conformity with its underlying business model as described above.
     EITF 00-21 states that the best evidence of fair value is the price of a deliverable when it is regularly sold on a stand-alone basis. The Company used its own experience in its business as well as the common practice within the drug delivery industry of providing development services, measured using an FTE rate model, and recognizing revenue to match that cost when incurred. It should be noted that the FTE rates in the arrangement were specificially negotiated between the two parties, and are comparable to FTE rates used in the Company’s other collaborative arrangements.
     The Company believes that the best evidence of the fair value of its obligation to fund the remaining development activities is the value of the development activities it performs on a day-to-day basis for its other collaborative partners. In the course of its day-to-day business, and as noted previously in this response, the Company performs services for its collaborative partners and bills these services using an FTE-rate model that equates to cost. This model is very common across the biotechnology industry (Nektar, Regeneron, and Medarex are a few examples of other companies who have used this model). Development companies provide services at cost and in return receive milestones and royalties on ultimate sales and often retain residual product rights in other disease indications or territories. The fair value the Company applied to its arrangement with Cephalon, therefore, was very much in line with what it considered to be the relevant accounting guidance, its underlying business model and the common practices of its industry.

Securities and Exchange Commission
Mr. Jim B. Rosenberg
May 22, 2007

      It is again relevant to note that had Cephalon not negotiated to prepay the net losses and costs of the remaining development activities, the Company would have charged Cephalon for these services as they were performed. This accounting treatment would have resulted in the Company recording expenses and an offsetting revenue stream in its income statement — the same treatment as the Company has in fact utilized, i.e. recognized milestone revenue to offset expenses as incurred. The Company does not believe that the financial result should be affected by the Company agreeing to receive the funds up front, as opposed to on an ‘as incurred’ basis.
Comment 2
2.	Please explain to us your basis for implying a fair value related to the manufacturing services that was not stipulated in the contract. Include any references to applicable authoritative literature that would support this assertion. Also, clarify for us how the apparent selection of the 10% that you assigned to these services reconciles to the guidance provided in Paragraph 2 of Question 4 in the frequently asked questions and answers about staff accounting bulletin 101 – Revenue recognition in financial statements.
Response 2
2.    The Company believes that EITF 00-21 and AICPA Statement of Position No. 97-2 (“SOP 97-2”) provide the basis for assigning a fair value to the Company’s manufacturing obligations under the arrangement. Based on this guidance, the Company believes that the value of the manufacturing services, which are sold to Cephalon at the Company’s cost, need not be stipulated in the arrangement in order to assign a fair value to this obligation, and that the sales price of the Products supplied should not be the basis for determining fair value for the manufacturing services. Paragraph #16 of EITF 00-21 states: “Contractually stated prices for individual products and/or services in an arrangement with multiple deliverables should not be presumed to be representative of fair value. The best evidence of fair value is the price of a deliverable when it is regularly sold on a standalone basis.” SOP 97-2 reiterates this guidance in paragraph #10, which states: “If an arrangement includes multiple elements, the fee should be allocated to the various elements based on vendor-specific objective evidence of fair value, regardless of any separate prices stated within the contract for each element.” Since the Company and other companies in the industry typically make a profit on manufacturing services, the Company determined that it should impute a profit margin on each unit of Product that it ships to Cephalon at cost under the arrangement.
      The Company found the following guidance most relevant in arriving at a fair value for its manufacturing obligations under the arrangement. Under paragraph #10 of SOP 97-2, vendor-specific fair value is limited to the price charged when the same element is sold separately; and, for an element not yet being sold separately, the price established by management with the authority to determine price. Under paragraph #16 of EITF 00-21, the best evidence of fair value is the price of a deliverable when it is

Securities and Exchange Commission
Mr. Jim B. Rosenberg
May 22, 2007

regularly sold on a standalone basis, and fair value often consists of entity-specific objective evidence (which it is preferable to use in all circumstances in which it is available), and third party evidence of fair value (which is acceptable if entity-specific objective evidence is not available). Lastly, example 6 in EITF 00-21, which is a biotechnology and pharmaceutical arrangement that includes a manufacturing element, applies a profit margin to manufacturing costs in arriving at fair value for manufacturing services, based on what other third party contract manufactures charge for similar services.
     Based on this guidance, the Company uses a combination of Company-specific and third party evidence in determining the fair value of its manufacturing obligations under the arrangement, and this fair value includes a 10% profit margin on the cost of manufactured Product. Manufacturing services are routinely sold in the biotechnology and pharmaceutical industry, and it is customary in the industry for manufacturers to sell this service on a cost plus fee basis. The Company believes that if it outsourced VIVITROL manufacturing to a contract manufacturer, the Company would pay for the services on a cost plus fee basis.
     Within the industry, product profits are derived principally through drug discovery and the ownership of intellectual property rights and not the manufacturing of the product. The value of product manufacturing services within these industries is not significantly tied to the value of the product being manufactured. Pharmaceutical and biotech product manufacturing is most analogous to manufacturing a commodity, with similar margins being earned on the manufacturing services provided, irrespective of the product or the indication. While the manufacturing of a product such as VIVITROL is complex from an engineering perspective, it is not particularly difficult for experienced process manufacturers. For this reason and because contract manufacturers take on very little selling and marketing risk, the margins earned on process manufacturing are typically low.
     In determining the 10% margin, the Company considered Company specific evidence, in particular the manufacture of RISPERDAL CONSTA, a product manufactured by the Company at the same facility as VIVITROL and based on the same technology platform. The Company also considered the profit margins earned by a number of contract pharmaceutical manufacturers (e.g., Albany Molecular Research, Bentley Pharmaceuticals, Andrx Corporation (now Watson Pharmaceuticals) and Hospira).
     The 10% margin that the Company has selected based on these models is applied to the forecasted cost of goods manufactured to arrive at a fair value for the Company’s manufacturing obligations. The forecasted cost of goods manufactured was based on estimates made by the Company and Cephalon during the negotiation of the arrangement. These estimates were developed over a period of time, using information from the Company and Cephalon as well as information from third parties, the parties’ best estimates of the market performance of VIVITROL following its introduction to the marketplace, and the anticipated period over which VIVITROL would enjoy a market advantage relative to other competing products. The estimates were reviewed by both parties prior to signing the Agreements and are, the Company believes, reliable estimates

Securities and Exchange Commission
Mr. Jim B. Rosenberg
May 22, 2007

of the amount of Product, and the related cost of that Product, to be delivered by the Company over the estimated life of the arrangement.
     The Company believes its determination of the fair value of the manufacturing services reconciles with paragraph 2 of question 4 in the FAQ’s of Staff Accounting Bulletin No. 101 (“SAB No. 101”). The Company believes that the fair value used is reliable, verifiable and objectively determinable, as required by question 4. The Company uses the additional guidance in SOP 97-2 that is referenced in question 4. With respect to the other AICPA guidance referenced in question 4, the Company believes that SOP 81-1 does not apply to the Cephalon arrangement because the arrangement does not constitute a group of construction or performance contracts negotiated as a package in the same economic environment.
Conclusion
     The Company appreciates that its arrangement with Cephalon is a complex arrangement and has spent considerable time reviewing the available literature to determine what it believes to be the most appropriate accounting. Not only does the Company believe that its accounting for the collaboration is appropriate in relation to the available guidance, it also feels that it is consistent with its accounting policies and with accounting policies frequently used within the biotechnology industry.
     As noted in its response of May 4, 2007, the Company has included extensive disclosures within its public filings about the accounting for this arrangement (including tables in each quarterly earnings release and the MD&A section of its 2006 Form 10-K and quarterly reports on Form 10-Q, that outline the quarterly spend and revenue recognition under each unit of accounting). The Company has devoted significant time and effort to ensuring the accounting for the arrangement is transparent and well understood by key readers of its financial statements, including the investment community. Finally, the Company discussed its accounting for the arrangement during the Commission’s last review of the Company’s financial statements, undertaken in September 2005. The Company continues to believe that the three elements it has valued under this arrangement are appropriate as they are fixed and determinable and have stand alone value to Cephalon. This is clearly evidenced by Cephalon’s negotiating approach, the resulting features in the Agreements and business practices within the drug delivery industry.
* * * *
The Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of disclosures in its filings;

Securities and Exchange Commission
Mr. Jim B. Rosenberg
May 22, 2007

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     The Company appreciates the attention of the Staff and looks forward to working with the Staff to address any remaining questions in a timely manner to permit the Company to file its Annual Report on Form 10-K for the fiscal year ended March 31, 2007 by the deadline of May 30, 2007.
Sincerely,
/s/ James M. Frates
James M. Frates
Chief Financial Officer and Treasurer